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                                   FORM 12b-25

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

NOTIFICATION OF LATE FILING                         Commission File No. 0-25634

       (Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
                    [X] Form 10-Q  [ ] Form N-SAR
                 For the Fiscal Quarter Ended September 30, 2000

                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                 For the Transaction Period Ended: Not Applicable

PART I - REGISTRANT INFORMATION
Full name of registrant:                 American Architectural Products
Former name:                               Corporation
Address of Principal Executive Office:   Not Applicable
                                         3000 Northwest 125th Street
                                         Miami, Florida  33167



PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

Effective September 2000, the Company's chief financial officer resigned. The Company has recently filled this and other accounting staff positions. As a result the Company has been delayed in compiling the information necessary for completing the financial statements for the third quarter 2000. The Company will file its Form 10-Q for the three months ended September 30, 2000 as promptly as possible.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

     Joseph Dominijanni             (305)                    681-0848
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          (Name)                    (Area Code)              (Telephone Number)
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(2)  Have all other reports required under Section 13 or 15(d) of the Securities
     Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?  Yes    No X
                                                                    ---   ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                    Yes X  No
                                                                    ---   ---


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In 2000, the Company sold WIG Liquidation Company a.k.a. Western Insulated Glass Company, Taylor Building Products, and VinylSource, Inc. This sale represents a $16 million decline in sales volumes between the third quarter of 1999 and the same period of the current year. This resulted in a $3 million decrease in gross profit for the period.

     During the third quarter the company recognized an impairment loss of $1.6 million on assets held for sale.



                   American Architectural Products Corporation
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                  (Name of registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: November 15, 2000           By: /S/ Joseph Dominijanni
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                                           Joseph Dominijanni
                                           President and Chief Executive Officer